June 18, 2009

Stacy J. Smith
Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549

      Re: **Intel Corporation**
               Form 10-K for the Fiscal Year Ended December 27, 2008
               Filed February 23, 2009
               File No. 0-06217
               Response Letter Dated June 4, 2009

Dear Mr. Smith:

      We refer you to our comment letter dated May 12, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

               Sincerely,

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Peggy Fisher
         Assistant Director
         Division of Corporation Finance